Exhibit 99.1

Organigram Receives Health Canada Approval to Bring Total Licensed Production Capacity to Target of 76,000 kg/yr1

Facility Expansion Remains on Schedule to Increase Capacity and Further Improve Efficiencies of Scale

MONCTON, New Brunswick--(BUSINESS WIRE)--September 9, 2019--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that effective September 6, 2019 it has received Health Canada’s approval for the licensing of 17 additional cultivation rooms under the Cannabis Regulations.

The new cultivation rooms represent approximately 15,000 kg/yr1 of increased target production capacity. These are the first 17 rooms licensed within the Company’s Phase 4B expansion and now brings the Company’s Moncton facility to annualized licensed capacity to a target of 76,000 kg1.

The licenses are valid until March 27, 2020 and subject to terms and conditions.

“Once again, we are pleased to receive licensing approval consistent with our expectations and the streamlined process we have experienced to date. Our Phase 4 facility expansion remains on schedule to meet growing demand and further contribute to efficiencies of scale,” explains Greg Engel, CEO, Organigram.

As a result of this approval, cannabis plants will be moved into these new rooms on a rolling basis commencing immediately. The Company anticipates harvesting product from these new rooms by the end of November assuming normal cultivation timelines. After drying and other post-harvest processing (including packaging) dried flower from these additional rooms is expected to be available for sale to patients and customers in the Company’s fiscal quarter ending February 29, 2020.

Substantial construction of the entire Phase 4B stage remains on schedule for completion in September 2019 and the Company also anticipates submitting the licensing amendment for the remaining 16 Phase 4B cultivation rooms later this month.

The perimeter of Phase 5 of the Company’s expansion, which will include an edibles and derivative product facility and more extraction capacity, is also planned for this Health Canada licensing submission.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that could change anticipated timelines for filing of submissions, processing times, capacity utilization, cultivation and in market timelines; including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

1 The forward looking estimate of target production capacity, once fully operational, is based on a number of material factors and assumptions. Please see the Company’s most recent MD&A available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and the disclaimer at the end of this release.

Contacts

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653